August 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	FAST Acquisition Corp.
Registration Statement on Form S-1
Filed August 4, 2020, as amended
File No. 333-240333

Dear Ms. Purnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of FAST Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 20, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 1,013 copies of the Preliminary Prospectus dated August 17, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as Representative of the Several Underwriters

By:	/s/ Pavan Bellur
Name: Pavan Bellur Title: Managing Director

UBS SECURITIES LLC
as Representative of the Several Underwriters

By:	/s/ Thomas E. Schadewald
Name: Thomas E. Schadewald Title: Director

By:	/s/ Tyler Nash
Name: Tyler Nash Title: Associate Director